SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel remains in B3's ISE and ICO2 portfolios in 2023

COPEL (“Company”), an energy generation, transmission, distribution and commercialization company, hereby informs its shareholders and the market in general that, according to the second preview released today, it will continue to be part of the Corporate Sustainability Index (ISE) for its portfolios and the Carbon Efficient Index (ICO2), both from B3 – Brasil, Bolsa, Balcão, in 2023.

The portfolio of the 18th ISE, as of January 2, 2023, will be composed of shares of companies with an approximate market value of BRL 2.17 trillion.

The ISE portfolio assessment process is organized into 5 dimensions (environment, corporate governance and top management, human capital, social capital and business model and innovation) and a sixth dimension, referring to climate change, assessed through the CDP -Climate Change score (index produced by the international organization Carbon Disclosure Project, used to evaluate companies in relation to issues related to climate change).

Regarding the ICO2, the index was created in 2010 and aims to be an instrument that induces discussions on climate change in Brazil and demonstrates the commitment of companies to the transparency of their emissions and anticipates the vision of how they are preparing for a low carbon economy.

The permanence in these indices reflects the Company's constant commitment to sustainable development, based on economic efficiency, environmental balance, social justice and corporate governance.

Curitiba, December 16, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 16, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.